Exhibit 99.4

Dear Shareholders

Fiscal 2018 was a highly satisfactory period for Highway Holdings, with better-than-anticipated profitability that enabled the company to continue to reward shareholders with dividend payments of $0.29, while remaining financially strong to invest in our future.

Equally important, our cash on hand is steadily increasing, despite the high dividend pay-outs; and, we are well-positioned with a very solid financial foundation to consider additional strategic opportunities that present themselves from time to time.

Nonetheless, we remain conservative and not complacent in our success. The business environment is changing, and we are definitely in a transition phase. In order to remain competitive, we must be proactive and flexible as the operating environment substantially changes.

The manufacturing base in China had been slowly eroding after benefitting from 35 years of economic success. In response, we are continuing the company’s transformation in China – focusing on strengthening our high-tech manufacturing footprint in China and increasing our technical capabilities, while downsizing our labour-intensive manufacturing operations. A smaller but enhanced manufacturing operation in China should allow us to retain key customers – continuing to provide them with high quality service at an affordable price. Furthermore, we expect to become increasing important to them, since no customer wants to pay for ever increasing operational costs in China.

At present, our competition is mainly based in Europe -- supported by language and cultural similarities, with eastern European-based companies having a transportation and packaging cost advantage. At the same time, labor and operational costs are becoming more comparable to China as costs continue to rise in China. Hence, our emerging presence in Myanmar offers customers an appealing value proposition.

Our factory in Myanmar, however, can only partially address the situation – mainly due to compliance requirements related to social accountability rules and regulations as specified under the rule SA 8000. While Highway Holdings is in compliance in Myanmar, the perception of certain European customers exists that the country does not adhere to the required standards and rules. We are working hard to overcome the negative perception that exists about Myanmar, and to assure our customers who have high value brand names that Highway Holdings is committed to the highest social responsibility standards. Nonetheless, changing perceptions takes time, particularly as we seek new OEM business opportunities.

As part of our ongoing efforts to expand our customer base, we are exploring the market for high quality mechanical components in India. Because of Myanmar’s geographic proximity to India and the lower customs duties that India imposes on products manufactured in Myanmar, we believe that the Indian market may present new opportunities to leverage our operations in Myanmar.

In order to offset the ongoing slight decline in OEM business, we continue to explore strategic opportunities, including:

●	Strengthening our customer base by offering increased technical capabilities and capacity with our Myanmar factory to potential new customers

●	Lessening the company’s dependence on OEM business

As I have mentioned in previous shareholder letters, we have been working to develop proprietary CO2 cleaning systems for industrial applications. We are continuing our efforts, albeit within self-imposed restraints with regard to cost, time, and human resources.

One of our initial goals for the CO2 business was to search for a potential commercial application. It seems that we have identified a promising one, though it is very preliminary.

The fashion industry could potentially utilize this technology by enabling consumers to customize apparel. Examples include stressing or marking the fabric of jeans. We look forward to exploring this and other unique applications.

Rest assured we continue to be proactive and invest wisely to enhance shareholder value.

We appreciate your support and look forward to reporting our developments and growth in the quarters ahead.

Sincerely yours

Roland Kohl
Chief Executive Officer